FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X     Form 40-F
                                -----            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes           No  X
                               -----        -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on poll results at the extraordinary general meeting held on 25 October 2005 by China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on October 25, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                            -------------------

                          By  /s/ Mok Kam Wan
                            -----------------






                          Name:  Zhang Xiaotie and Mok Kam Wan

                          Title: Joint Company Secretaries



Date:    October 25, 2005

                               [GRAPHIC OMITTED]

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

                               [GRAPHIC OMITTED]

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

                               (Stock Code: 906)

             Extraordinary General Meeting held on 25 October 2005
                                  Poll Results

The board of directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") is pleased to announce that the resolutions proposed at the Extraordinary General Meeting of the Company held in Nathan Room, Conrad Hotel, Hong Kong on 25 October 2005 were duly passed as ordinary resolutions. The poll results in respect of such ordinary resolutions are as follows:

|-----|-----------------------------------------------------------------------|------------------------------|
|     |                                                                       |         No. of Votes         |
|     |   Ordinary resolutions passed at the Extraordinary General Meeting    |              (%)             |
|-----|------------------------------------------------------------------------------------------------------|
|     |                                                                       |      For          Against    |
|-----|------------------------------------------------------------------------------------------------------|
|1.   | The conditional  sale and purchase  agreement dated 12 September 2005 | 1,303,975,809       260      |
|     | (the "Acquisition  Agreement") entered into among the Company,  China |   (99.99998)     (0.00002)   |
|     | Netcom Group  Corporation (BVI) Limited ("CNC BVI") and China Network |                              |
|     | Communications  Group Corporation  ("China Netcom Group"),  a copy of |                              |
|     | which has been  initialled  by the  chairman of this  meeting and for |                              |
|     | the purpose of identification  marked "A",  pursuant to which,  inter |                              |
|     | alia, CNC BVI has agreed as legal and  beneficial  owner to sell, and |                              |
|     | the Company has agreed to purchase,  the entire  issued share capital |                              |
|     | of China Netcom Group New Horizon  Communications  Corporation  (BVI) |                              |
|     | Limited,  which  holds the entire  equity  interest  in China  Netcom |                              |
|     | Group New Horizon  Communications  Corporation  Limited which in turn |                              |
|     | owns the assets and liabilities  and the business  operations for the |                              |
|     | provision  of  fixed-line  telephone  services,  broadband  and other |                              |
|     | Internet-related  services in Heilongjiang Province,  Jilin Province, |                              |
|     | Neimenggu  Autonomous  Region and  Shanxi  Province  in the  People's |                              |
|     | Republic  of  China,  at  a  consideration   of  RMB12,800   million, |                              |
|     | comprising an initial  consideration  of RMB3,000  million payable in |                              |
|     | cash to CNC BVI and a  deferred  consideration  of  RMB9,800  million |                              |
|     | payable  within  five  years  after  completion  of  the  acquisition |                              |
|     | contemplated  under  the  Acquisition  Agreement,  be and  is  hereby |                              |
|     | generally  and  unconditionally  approved  and the  directors  of the |                              |
|     | Company be and are hereby  authorised to do all such further acts and |                              |
|     | things and execute  such  further  documents  and take all such steps |                              |
|     | which in their  opinion may be  necessary,  desirable or expedient to |                              |
|     | implement  and/or  give  effect  to  the  terms  of  the  Acquisition |                              |
|     | Agreement.                                                            |                              |
|     | -----------------------------------------------------------------------------------------------------|
|     | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly        |
|     | passed as an ordinary resolution.                                                                    |
|-----|------------------------------------------------------------------------------------------------------|
|2.   | Subject to the  passing of  Ordinary  Resolution  No.1 set out in the | 1,303,695,569       500      |
|     | notice  convening  the  Extraordinary  General  Meeting at which this |   (99.99996)     (0.00004)   |
|     | Resolution  is  proposed,   the  continuing  connected   transactions |                              |
|     | contemplated   under  the  Engineering  and  Information   Technology |                              |
|     | Services  Agreement  and  the  Materials  Procurement  Agreement,  as |                              |
|     | described   in   the   paragraph   headed    "Continuing    Connected |                              |
|     | Transactions"  under the section  "Letter  from the  Chairman" of the |                              |
|     | circular of the Company  dated 23 September  2005,  together with the |                              |
|     | relevant  annual caps be and are hereby approved and the directors of |                              |
|     | the Company be and are hereby  authorised to do all such further acts |                              |
|     | and things  and  execute  such  further  documents  and take all such |                              |
|     | steps  which  in  their  opinion  may  be  necessary,   desirable  or |                              |
|     | expedient  to  implement  and/or  give  effect  to the  terms of such |                              |
|     | continuing connected transactions.                                    |                              |
|     |------------------------------------------------------------------------------------------------------|
|     | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly        |
|     | passed as an ordinary resolution.                                                                    |
|-----|------------------------------------------------------------------------------------------------------|
|3.   | Subject to the  passing of  Ordinary  Resolution  No.1 set out in the | 1,302,366,069   0 (0.00000)  |
|     | notice  convening  the  Extraordinary  General  Meeting at which this |  (100.00000)                 |
|     | Resolution  is  proposed,   the  continuing  connected   transactions |                              |
|     | contemplated under the Domestic Interconnection  Settlement Agreement |                              |
|     | and  the  International  Long  Distance  Voice  Services   Settlement |                              |
|     | Agreement,   as  described  in  the  paragraph   headed   "Continuing |                              |
|     | Connected  Transactions" under the section "Letter from the Chairman" |                              |
|     | of the circular of the Company dated 23 September  2005 and for which |                              |
|     | continuing connected  transactions no annual caps have been proposed, |                              |
|     | be and are hereby  approved  and the  directors of the Company be and |                              |
|     | are  hereby  authorised  to do all such  further  acts and things and |                              |
|     | execute  such  further  documents  and take all such  steps  which in |                              |
|     | their opinion may be  necessary,  desirable or expedient to implement |                              |
|     | and/or  give  effect  to  the  terms  of  such  continuing  connected |                              |
|     | transactions.                                                         |                              |
|     | -----------------------------------------------------------------------------------------------------|
|     | As more than 50% of the votes were cast in favour of this resolution, the resolution was duly        |
|     | passed as an ordinary resolution.                                                                    |
|-----|------------------------------------------------------------------------------------------------------|

The Company anticipates that completion of the Acquisition will take place on 31 October 2005.

As at the date of the Extraordinary General Meeting, the number of issued shares of the Company was 6,593,529,000 shares. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), China Netcom Group Corporation (BVI) Limited, the controlling shareholder of the Company which beneficially owns 4,647,449,014 shares, representing approximately 70.49% of the issued share capital of the Company, and its associates as defined in the Listing Rules, have abstained from voting at the Extraordinary General Meeting in respect of their beneficial interests. The total number of shares entitling the holders to attend and vote for or against the proposed resolutions at the Extraordinary General Meeting was 1,946,079,986 shares. There was no share entitling the holder to attend and vote only against the proposed resolutions at the Extraordinary General Meeting.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the Extraordinary General Meeting.

                                                    By Order of the Board
                                             Zhang Xiaotie          Mok Kam Wan
                                                  Joint Company Secretaries

Hong Kong, 25 October 2005

         As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.